VAPARIA CORPORATION

5550 Nicollet Avenue

Minneapolis, MN 55419

telephone (612) 812-2037

‘CORRESP’

July 26, 2016

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng, Special Counsel
Jeff Kauten, Staff Attorney

Re:	VapAria Corporation, a Delaware corporation (the “Company”)
Preliminary Information Statement on Schedule 14C
Filed January 14, 2016
File No. 000-55470

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated January 21, 2016 on the above-captioned filing. Following is the Company’s responses to such comment:

Proposal 4 – Vote to Approve Amendment to Company’s Amended and Restated Code of Regulations, page 18

1.	Please tell us the basis for your belief than an information statement on Schedule 14C is appropriate to be filed. You state holders of 51.4% of the total issued and outstanding voting capital stock executed a written consent. However, the beneficial ownership table in your information statement accounts for only 37.7% of your common stock, Therefore, it appears that some of the consenting shareholders hold less than 5% of your outstanding common stock. Based on your disclosure, you may have engaged in a solicitation in order to obtain these consents. In your response letter, please describe each consenting shareholder’s relationship to the company as well as the sequence of events through which the consents of these shareholders were obtained and provide your analysis as to whether such activities constitute a solicitation, as defined in Exchange Rule 14a-1(1). Also, tell us who inquired about the voting intentions of the shareholders that consented to these actions. Alternatively, file a preliminary proxy statement on Schedule 14A.

RESPONSE: As of the date hereof, the Company has not obtained the written consent of the majority stockholders to the Certificate of Amendment to the Company’s Certificate of Incorporation which is the subject of the preliminary information statement. Please note that the date of the consent in the filing was left blank, it being the intent of the Company to circulate and obtain the majority stockholder consent upon the later of the expiration of the 10 day period provided for in Rule 14a-6 or the Company clearing any comments the staff of the SEC may have on the preliminary information statement.

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Set forth below is the list of each stockholder the Company expects will execute the majority stockholder consent and the relationship to the Company:

Name	Relationship to the Company

Alexander Chong and spouse	executive officer and director

Alexander Chong Chingkak LLC	company controlled by Mr. Chong

Dan Markes and spouse	executive officer and director

Roger Nielsen	executive officer and director

Chloe Chong	adult daughter of Mr. Chong who does not reside with him

Nicaya LLC	company controlled by Mr. Chong’s adult sister who does not reside with him

Sarah Bartkowski	adult daughter of William P. Bartkowski, executive officer of the company, who does not reside with him

In preparation of the filing of the preliminary information statement, Mr. Chong inquired of his adult daughter and his adult sister if each would participate in the majority consent and Mr. Bartkowski made the same inquiry of his adult daughter. Given the close family relationship of the these individuals to executive officers and directors of the Company, the Company does not believe it will be engaging in a solicitation (as defined in Exchange Rule 14a-1(l)), at such time as these consents are executed.

We trust the foregoing sufficiently responds to the staff’s comments. We are presently preparing an amendment to this preliminary information statement which will both update the stockholder information contained therein to reflect subsequent issuances as well as to add additional proposals. We expect to file this amended preliminary information statement within the next 10 business days.

The Company acknowledges:

●       the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●       the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ William P. Bartkowski
William P. Bartkowski
President and Chief Operating Officer

cc:	Charles B. Pearlman, Esq.

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